

Steve Le Roux · 2nd

CEO & Founder at Envel - Banking for Students

Boston, Massachusetts, United States · Contact info

500+ connections

1 mutual connection: Mariel Rosic

Envel

Harvard University

Experience

CEO & Founder
Envel
Mar 2018 - Present · 4 yrs 1 mo
Boston/London

Founded at Harvard, backing from MIT, we've engineered banking built for students to help 20 million US college students and a generation manage money better

Advisory Board Member, International Retail Banking and Fintech Council
Lafferty Group
May 2018 - Present · 3 yrs 11 mos
London, United Kingdom

Associated British Foods plc
4 yrs 4 mos

- **Consulting on Innovation, AB Agri**
  Aug 2017 - Feb 2018 · 7 mos
  United Kingdom

  AB Agri is the agricultural division of ABF, a diversified, international food, ingredients and retail group with sales of £13.4bn and over 130,000 employees in 50 countries. AB Agri operates internationally through six key business groups.

- **Head of Product Innovation, AB Agri**
  Apr 2015 - Aug 2017 · 2 yrs 5 mos
  United Kingdom

- **Board Member, Formula 24**
  Full-time
  Nov 2015 - Jul 2017 · 1 yr 9 mos

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Founder & Director
Mobile Expertise
May 2011 - Nov 2013 · 2 yrs 7 mos
London, United Kingdom

Interim Head of Information Technology
NEST Corporation
Dec 2010 - Apr 2011 · 5 mos
London, United Kingdom

NEST Corporation runs the Workplace pensions scheme, accountable to Parliament through the Department for Work and Pensions (DWP).

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Education

Harvard University
Professional Graduate Certificate in Strategic Management
2015 - 2018

This graduate level course covers the goals of an organization; social, political, technological, economic, global factors; evaluation of industry, market structure, corporate responsibility, ethics and marketing management.

Saïd Business School, University of Oxford
Fintech programme, (Banking, Financial Services)
2017 - 2018

Massachusetts Institute of Technology
Data Science and Big Data Analytics
2017 - 2018

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